Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

VIKING HOLDINGS LTD

NOTICE OF 2025 ANNUAL GENERAL MEETING

The details and instructions in connection with the 2025 Annual General Meeting of the Shareholders (the “Annual Meeting”) of Viking Holdings Ltd (the “Company”, “we” or “us”) to be held on Thursday, May 15, 2025, at 1:00 p.m. (Eastern time), virtually at www.virtualshareholdermeeting.com/VIK2025, are set forth in this Notice of Annual General Meeting (this “Notice”).

We have determined that the Annual Meeting will be held in a virtual meeting format only, via the Internet, with no physical in-person meeting.

Only those persons entered on the branch register of members of the Company at the close of business on March 18, 2025 (the “Record Date”) are entitled to notice of, and to vote at, the Annual Meeting, or any adjournment or postponement thereof. Holders of our ordinary shares are entitled to one vote for each share held of record as of the Record Date on all matters submitted to a vote of shareholders. Holders of our special shares are entitled to ten votes for each share held of record as of the Record Date on all matters submitted to a vote of shareholders. Holders of our ordinary shares and special shares will vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law. As of December 31, 2024, Viking Capital Limited held 107,036,250 ordinary shares and 127,704,616 special shares, which represents approximately 87% of the voting power of our issued and outstanding share capital.

Whether or not you plan to attend the virtual Annual Meeting, it is important that your shares in the Company are represented at the Annual Meeting. We encourage you to read the proxy materials, including the proxy card (for shareholders of record) or voting instruction card (for beneficial owners of shares), and to submit your votes as soon as possible. You may authorize your proxy via the Internet or telephone or, if you received the proxy materials in printed form, by mail by completing and returning the proxy card or voting instruction card. Instructions for voting can be found on your proxy card or voting instruction card.

To be admitted to the Annual Meeting at www.virtualshareholdermeeting.com/VIK2025, you must enter the control number found on your proxy card or voting instruction card. You may vote during the Annual Meeting by following the instructions available on the meeting website during the meeting.

If you are a beneficial owner of shares as of the Record Date (for example if your shares are held in “street name” at your bank, broker or other nominee), we recommend you contact your bank, broker or other nominee for additional information about voting your shares and attending the Annual Meeting. Most individual shareholders are beneficial owners of shares held in “street name.”

This Notice, along with the Company’s Annual Report on Form 20-F, can be found on the investor relations portion of the Company’s website at ir.viking.com or by visiting the website maintained by the U.S. Securities and Exchange Commission (the “SEC”) at sec.gov. If you would like to request a hard copy of the audited consolidated financial statements of the Company for the year ended December 31, 2024, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your 16 digit control number in the subject line.

LETTER FROM OUR FOUNDER, CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Dear Shareholder,

As this is my first letter to you since Viking became a public company, first I want to thank you for supporting this company and our simple brand promise: Exploring the World in Comfort®. We are very glad to count you as a member of the Viking family.

Since our humble beginning in 1997, Viking has always done things differently from others in the travel industry. In short, we focus on the destination, and we do not try to be all things to all people.

Today, we are a global leader in experiential travel, with a fleet of nearly 100 vessels, exploring all seven continents, all five oceans and more than 20 iconic rivers. We are the first and only travel company to be rated #1 for Rivers, #1 for Oceans and #1 for Expeditions by Condé Nast Traveler for the second consecutive year in the 2024 Readers’ Choice Awards. And, all of this we do under just one brand: Viking. Our approach continues to resonate with curious travelers, and we are pleased that it is now resonating with shareholders. Whether you are a member of the Viking family as a guest, employee or shareholder, we believe you will find that our greatest strengths lie in our differences.

Our journey

As we reflect on the past 28 years, it is remarkable to see how far we have come. What began as a small operation with just two guys, two mobile phones and four river ships, has grown into a public company with total annual revenues of $5.3 billion for the year ended December 31, 2024. Viking completed the largest IPO of 2024 on the New York Stock Exchange and the second largest IPO in the U.S.; we were even recognized with the 2024 North America IPO of the Year Award by the International Financing Review Magazine. The success of our IPO is a testament to the trust and confidence placed in us by our guests, employees and shareholders.

Viking reached a significant milestone by going public, but we also had a truly remarkable 2024:

•
We continued to grow our fleet and took delivery of two new vessels on the Nile River and our newest ocean ship, the Viking Vela;
•
We celebrated our historic return to China, offering our English-speaking guests new, exclusive itineraries along the coast of China;
•
Our expedition team discovered a new colony of chinstrap penguins in Antarctica that was not previously known to science; and
•
We delivered impressive 2024 financial metrics, with total revenue increasing by 13.2%, driven by our growth in capacity and the strength in demand from our loyal and expanding customer base. Our strong top-line results, coupled with our disciplined expense management enabled us to achieve operating income growth of 31.8% in 2024.

Opportunities for further development

Looking toward the future, we believe there are a number of opportunities for continuing to grow Viking in this next chapter as a public company. As I shared in our fourth quarter and full year 2024 financial results, 2025 is already shaping up to be a great year as we continue to take delivery of new ships and expand capacity. With a strong committed orderbook for the years to come, Viking will have 110 river ships by 2028 and 23 ocean and expedition ships by 2031. As always, we will maintain a clear focus on delivering an exceptional service and experience to our guests through our one Viking brand.

Viking fundamentals

As we reflect on our outstanding performance leading up to and following the IPO, there are several key things that have contributed to our success, and I also feel strongly they should remain fundamental as we continue to move forward.

First of all, we obsess over our guests. We maintain a clear focus on our most relevant customer group: English-speaking travelers aged 55 years old and over, who have the time, money and desire to explore the world in comfort. We only offer a single-language experience on board our ships; there are no casinos; and children under 18 are not allowed. We offer our guests an excellent travel experience at a good value, achieved through the design of our vessels, the service delivered by our staff and the effectiveness of our direct marketing and distribution model.

Secondly, we treat all Viking employees as part of a family. We have the best staff in the industry—a global workforce that represents over 90 nationalities. We value our employees deeply, and in turn, they deliver exceptional service to our guests.

Thirdly, we consider ourselves contrarian at Viking. We always emphasize the importance of a long-term view and shareholder value creation, rather than focusing solely on quarterly results.

Finally, we do what is right when it comes to the environment. Our fleet boasts many environmentally friendly features, such as diesel-electric river ships and energy-efficient ocean vessels equipped with closed-loop exhaust scrubbers. We also recently announced that the Viking Libra, scheduled for delivery in 2026, will be the world’s first hydrogen-powered cruise ship, capable of operating with zero emissions. The Viking Astrea, scheduled for delivery in 2027, will also be hydrogen-powered.

Annual General Meeting

We look forward to welcoming you to Viking’s first Annual General Meeting as a public company to be held on Thursday, May 15, 2025, at 1:00 p.m. (Eastern time), virtually at www.virtualshareholdermeeting.com/VIK2025.

At Viking, we are proud of what we have accomplished in the last 28 years—including our first year as a public company—as well as our potential for the future. Thank you again for joining us on this journey and becoming part of the Viking family.

Onwards,

Torstein Hagen
Chairman and CEO
Viking

VIKING HOLDINGS LTD

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2025 Annual General Meeting of the Shareholders (the “Annual Meeting”) of Viking Holdings Ltd (the “Company”, “we” or “us”) will be held on Thursday, May 15, 2025, at 1:00 p.m. (Eastern time), virtually at www.virtualshareholdermeeting.com/VIK2025, for the following purposes:

1.
Election of Directors: To elect the following eight persons to serve as directors on the Board of Directors of the Company (the “Board”) to hold office until the next Annual General Meeting of the Company or until their respective successors have been elected or appointed or their office is otherwise vacated (“Proposal 1”):

Torstein Hagen
Richard Fear
Morten Garman
Paul Hackwell
Karine Hagen
Tore Myrholt
Pat Naccarato
Jack Weingart

2.
Appointment of Chairman: To appoint Torstein Hagen as Chairman of the Company (“Proposal 2”).
3.
Appointment of Auditors: To appoint Ernst & Young AS, an independent registered public accounting firm, as the Company’s auditor until the conclusion of the next Annual General Meeting of the Company, and to authorize the Audit Committee of the Board to fix their remuneration (“Proposal 3”).
4.
Other Business: To transact such other business as may properly come before the meeting, and any adjournment or postponement thereof.

The Board unanimously recommends that you vote “FOR” the director nominees in Proposal 1, and “FOR” Proposals 2 and 3.

In accordance with the Companies Act 1981 of Bermuda, the Company will also present at the Annual Meeting the audited consolidated financial statements of the Company for the year ended December 31, 2024, together with the auditor’s report thereon. The Board has approved these statements before the meeting. There is no requirement under Bermuda law that such statements be approved by shareholders, and no such approval will be sought at the Annual Meeting. The Company’s audited consolidated financial statements of the Company for the year ended December 31, 2024, are contained in our Annual Report on Form 20-F filed with the SEC on March 11, 2025 (the “Annual Report”) and published on our website at ir.viking.com/financial/financial-results.

BY ORDER OF THE BOARD

Torstein Hagen

Chairman and Chief Executive Officer

April 8, 2025

IMPORTANT NOTES

1.
Materials. A copy of this Notice, as well as the audited consolidated financial statements of the Company for the year ended December 31, 2024, together with the auditor’s report thereon, which were included in the Annual Report, is available for download at www.proxyvote.com and at ir.viking.com. If you would like to request a hard copy of the audited consolidated financial statements of the Company for the year ended December 31, 2024, , you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your 16 digit control number in the subject line. Unless requested, you will not otherwise receive a paper or email copy of these statements.
2.
Director Nominees. Kathy Mayor, a director of the Company, does not stand for re-election as a director. As a result, her term of office will expire at the Annual Meeting. The Board proposes that Karine Hagen be elected as a director of the Company at the Annual Meeting following the expiry of Kathy Mayor’s term of office. A brief summary of the business experience of our director nominees (including Karine Hagen) is included in “Item 6. Directors, Senior Management and Employees-A. Directors and Senior Management” of the Annual Report. The Board has determined that Mr. Fear, Mr. Hackwell, Mr. Myrholt, Mr. Naccarato and Mr. Weingart qualify as independent directors in accordance with the rules of the New York Stock Exchange (the “NYSE”). Karine Hagen does not qualify as an independent director. The Board has determined that, effective immediately following the Annual Meeting, the purposes of the Compensation Committee and the Nominating and Corporate Governance Committee will be combined into a single Compensation and Nominating Committee. Following the Annual Meeting, the Board expects (a) the members of the Audit Committee of the Board to be Jack Weingart (Chairman), Richard Fear and Pat Naccarato, and (b) the members of the Compensation and Nominating Committee of the Board to be Torstein Hagen (Chairman), Paul Hackwell and Tore Myrholt.
3.
Record Date. Only those persons entered on the branch register of members of the Company at the close of business on March 18, 2025 (the “Record Date”) that is maintained by our transfer agent and registrar, Equiniti Trust Company, LLC, are entitled to notice of, and to vote at, the Annual Meeting, or any adjournment or postponement thereof.
4.
Shareholder Votes. Holders of our ordinary shares are entitled to one vote for each share held of record as of the Record Date on all matters submitted to a vote of shareholders. Holders of our special shares are entitled to ten votes for each share held of record as of the Record Date on all matters submitted to a vote of shareholders. Holders of our ordinary shares and special shares will vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law. As of December 31, 2024, Viking Capital Limited held 107,036,250 ordinary shares and 127,704,616 special shares, which represent approximately 87% of the voting power of our issued and outstanding share capital.
5.
Voting. Whether or not you plan to attend, it is important that your shares in the Company are represented at the Annual Meeting. We encourage you to read the proxy materials, including the proxy card (for shareholders of record) or voting instruction card (for beneficial owners of shares), and to submit your votes as soon as possible. You may authorize your proxy via the Internet or telephone or, if you received the proxy materials in printed form, by mail by completing and returning the proxy card or voting instruction card by the deadline specified therein. Instructions for voting can be found on your proxy card or voting instruction card. To be admitted to the Annual Meeting at www.virtualshareholdermeeting.com/VIK2025, you must enter the control number found on your proxy card or voting instruction card. You may vote during the Annual Meeting by following the instructions available on the meeting website during the meeting.
6.
Proxy Card. If you are a shareholder of record, you may vote by Internet, telephone or mail as specified on the proxy card. If you are a shareholder of record and you indicate when voting online or by phone that you wish to vote as recommended by the Board or sign and return a proxy card without giving specific voting instructions, then the persons named as proxy holders, Torstein Hagen and Leah Talactac, each with power of substitution, will vote your shares in the manner recommended by the Board on all matters presented in this Notice and as they may determine in their best judgment with respect to any other matters properly presented for a vote at the Annual Meeting.
7.
“Street Name” Holders. If you are a beneficial owner of shares as of the Record Date (for example if your shares are held in “street name” at your bank, broker or other nominee), a separate instruction card will be sent to you so that you may give voting instructions to your bank, broker or other nominee in respect of your shares. You should follow the instructions provided by your bank, broker or other nominee when voting your shares. In order to vote during the Annual Meeting, you must obtain a signed proxy from the bank, broker or other nominee that holds your shares. If you have not obtained a proxy from the bank, broker or other nominee that holds your shares, you are not entitled to vote or participate in the Annual Meeting.
8.
Broker Non-Votes. If you hold shares through a bank, broker or other nominee, it is important that you instruct your bank, broker or other nominee how to vote your shares or it will result in a “broker non-vote” and your shares will not count for all proposals. A “broker non-vote” occurs when a broker or nominee holding shares for a beneficial owner does not have discretionary voting power for a particular proposal and has not received instructions from the beneficial owner. A broker or nominee will only be able to vote your shares if the NYSE deems the particular proposal to be a “routine” matter. The only routine matter presented at the Annual Meeting is Proposal 3 (Appointment of Auditors).
9.
Treatment of Abstentions and Broker Non-Votes. An abstention represents a shareholder’s affirmative choice to decline to vote on a proposal. If you indicate on your proxy card that you wish to abstain from voting your shares on a proposal, or if a bank, broker or other nominee holding your shares of record causes abstentions to be recorded on a proposal, your shares will be considered present and entitled to vote at the Annual Meeting for purposes of determining the presence of a quorum, but will not be considered to be votes cast. Similarly, broker non-votes will be counted for purposes of calculating whether a quorum is present at the Annual Meeting, but will not be counted for purposes of determining the number of votes cast. As a result, both abstentions and broker non-votes will make a quorum more readily attainable, but will not otherwise affect the outcome of the vote on any proposal.
10.
Revocation of Proxy. You may revoke your proxy and change your vote at any time before the Annual Meeting. You may vote again on a later date via the Internet or by telephone. Only your latest vote submitted prior to the Annual Meeting will be counted.
11.
Solicitation Costs. We are paying for the distribution of the proxy materials and solicitation of the proxies. As part of this process, we reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to our shareholders. Proxy solicitation expenses that we will pay include those for preparation, mailing, returning and tabulating the proxies.